UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E105
(CUSIP Number)

Teleios Capital Partners GmbH Dorfstrasse 9 6318 Walchwil/Zug Switzerland Telephone Number: 41 41 506 56 59
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [   ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Teleios Capital Partners GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,198,758

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,198,758

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Igor Kuzniar

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,198,758

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,198,758

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Firass Abi-Nassif

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,198,758

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,198,758

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Epstein

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,198,758

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,198,758

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	M9068E105

Item 1.	Security and Issuer.

The name of the issuer is SodaStream International Ltd., an Israeli corporation (the "Issuer").  The address of the Issuer's principal executive offices is Gilboa Street, Airport City 7010000, Israel.  This Schedule 13D relates to the Issuer's Ordinary Shares, par value NIS 0.645 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Teleios Capital Partners GmbH, a Swiss limited liability company ("Teleios"), Igor Kuzniar, a Swiss citizen ("Mr. Kuzniar"), Firass Abi-Nassif, a United States citizen ("Mr. Abi-Nassif") and Adam Epstein, a British citizen ("Mr. Epstein" and collectively with Teleios, Mr. Kuzniar and Mr. Abi-Nassif, the "Reporting Persons").

(b)	The principal business address of the Reporting Persons is Dorfstrasse 9, 6318 Walchwil/Zug, Switzerland.

(c)	Teleios serves as the investment manager of certain private investment funds and managed accounts. Mr. Kuzniar, Mr. Abi-Nassif and Mr. Epstein serve as the managing officers of Teleios.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,198,758 Shares beneficially owned by Teleios came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Teleios is approximately $31,417,186.32.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,198,758 Shares indirectly beneficially owned by Mr. Kuzniar came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Kuzniar is approximately $31,417,186.32.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,198,758 Shares indirectly beneficially owned by Mr. Abi-Nassif came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Abi-Nassif is approximately $31,417,186.32.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,198,758 Shares indirectly beneficially owned by Mr. Epstein came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Epstein is approximately $31,417,186.32.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons have entered into a dialogue with the Issuer's management and will seek to increase shareholder value by entering into future dialogue with the Issuer's management regarding its current board composition and corporate governance, and may explore ways in which the board's capabilities and collective expertise can be further enhanced.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Teleios may be deemed to be the beneficial owner of 1,198,758 Shares, constituting 5.7% of the Shares, based upon 21,104,117 Shares outstanding as of the date hereof.[1]  Teleios has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,198,758 Shares.  Teleios has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,198,758 Shares.

As of the date hereof, Mr. Kuzniar may be deemed to be the beneficial owner of 1,198,758 Shares, constituting 5.7% of the Shares, based upon 21,104,117 Shares outstanding as of the date hereof.  Mr. Kuzniar has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,198,758 Shares.  Mr. Kuzniar has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,198,758 Shares.

As of the date hereof, Mr. Abi-Nassif may be deemed to be the beneficial owner of 1,198,758 Shares, constituting 5.7% of the Shares, based upon 21,104,117 Shares outstanding as of the date hereof.  Mr. Abi-Nassif has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,198,758 Shares.  Mr. Abi-Nassif has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,198,758 Shares.

As of the date hereof, Mr. Epstein may be deemed to be the beneficial owner of 1,198,758 Shares, constituting 5.7% of the Shares, based upon 21,104,117 Shares outstanding as of the date hereof.  Mr. Epstein has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,198,758 Shares.  Mr. Epstein has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,198,758 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

1 *This outstanding Shares figure is based on the Ordinary Shares of the Issuer outstanding in accordance with the disclosure contained in the Issuer's Form 20-F dated April 18, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2016
(Date)

Teleios Capital Partners GmbH*

/s/ Igor Kuzniar
Name: Igor Kuzniar Title: Managing Officer Igor Kuzniar* /s/ Igor Kuzniar
Firass Abi-Nassif*

/s/ Firass Abi-Nassif

Adam Epstein*

/s/ Adam Epstein

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 18, 2016, relating to the Ordinary Shares, par value NIS 0.645 per share, of SodaStream International Ltd. shall be filed on behalf of the undersigned.

November 18, 2016
(Date)

Teleios Capital Partners GmbH

/s/ Igor Kuzniar
Name: Igor Kuzniar Title: Managing Officer Igor Kuzniar /s/ Igor Kuzniar
Firass Abi-Nassif

/s/ Firass Abi-Nassif

Adam Epstein

/s/ Adam Epstein

Exhibit B

Schedule of Transactions in the Shares by the Reporting Persons2

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
11/8/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	28,512	27.3149
11/8/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	18,301	27.3149
11/8/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	76,287	27.3149
11/8/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	69,545	27.3149
11/2/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	7,325	25.469704
11/2/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	3,941	25.469704
11/2/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	2,619	25.469704
10/27/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	5,414	25.6256
10/27/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	14,306	25.6256
10/27/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	3,370	25.6256
10/27/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	12,765	25.6256
10/26/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	7,567	25.2857
10/26/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	19,994	25.2857
10/26/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	4,709	25.2857
10/26/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	17,839	25.2857
10/25/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	12,182	24.7759
10/25/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	32,189	24.7759
10/25/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	7,583	24.7759
10/25/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	28,722	24.7759
10/24/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	7,677	24.4548
10/24/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	20,286	24.4548
10/24/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	4,779	24.4548
10/24/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	18,098	24.4548
10/6/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	4,841	26.0852
10/7/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	6,360	26.1875
10/7/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	3,957	26.1875
10/7/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	16,801	26.1875
10/7/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	14,991	26.1875
10/5/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	1,466	26.3349
10/6/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	3,014	26.0852
10/6/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	12,792	26.0852
10/6/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	11,414	26.0852
10/5/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	5,553	26.3349
10/5/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	6,225	26.3349
10/5/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	2,356	26.3349
10/4/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	15,249	26.2566
10/4/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	6,302	26.2566
10/4/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	16,552	26.2566
10/4/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	3,908	26.2566
9/29/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	27,100	26.7022
9/28/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	54,785	26.5433
9/26/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	44,900	27.0934
9/23/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	80,000	27.2682
9/22/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	16,967	27.241808
9/21/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	5,834	26.0585
9/22/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	10,494	27.241808
9/22/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	40,680	27.241808
9/22/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	50,000	27.241808
9/21/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	3,607	26.0585
9/21/2016	Ordinary Shares, par value NIS 0.645 per share	Purchase	13,986	26.0585

2 All transactions in the Shares by the Reporting Persons were open market transactions.